                           Daugherty Resources, Inc.
                        120 Prosperous Place - Suite 201
                               Lexington, KY 40509
                               Tel: (859) 263-3948



January 21, 2004


VIA EDGAR


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Request for Withdrawal -
     Registration/Proxy Statement (File No. 333-110168) on Form S-4/14A
     (the "Registration Statement")
     ---------------------------------------------------------------------------

Ladies and Gentlemen:

This request is submitted on behalf of Daugherty Resources, Inc. (the "Company") to implement the withdrawal of the Registration Statement for the reasons set forth below.

When the Registration Statement was originally filed on October 31, 2003 for a planned solicitation of shareholder approval to change the Company's jurisdiction of incorporation from British Columbia, Canada to the State of Delaware (the "Domestication") and to adopt a new incentive stock award and stock option plan (the "Plan"). At that time, the Company's common stock was trading in the $4.00 range. Since that time, the Company's market capitalization has increased substantially from a private placement of its common stock, conversion of outstanding convertible notes and an increase in the prevailing market price of its common stock above $5.00.

As a result of its increased market capitalization, the Company would be subject to substantial tax liability under the corporate emigration tax provisions of the Canadian Income Tax Act if the Domestication were implemented under current market conditions. Because of this development, coupled with the fact that a proxy statement will be required in the ordinary course for the Company's annual shareholders meeting to be held in June or July 2004, the Company has elected to defer seeking shareholder approval for the Domestication and the Plan until that time, subject to prevailing market conditions. Accordingly, the Company is requesting withdrawal of the Registration Statement.

Thank you for your attention to this request.

Sincerely yours


/s/ William S. Daugherty
----------------------------------------
William S. Daugherty,
President and Chief Executive Officer